December 18, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	David Gessert
Sandra Hunter Berkheimer

RE:	CNote Group, Inc.
Offering Statement on Form 1-A
File No. 024-10686

Ladies and Gentlemen:

In accordance with Rule 259 under the Securities Act of 1933, as amended, CNote Group, Inc., a Delaware corporation (the “Company”), hereby respectfully requests the immediate withdrawal of its Offering Statement on Form 1-A/A (File No. 024-10686), together with all exhibits thereto (the “Amendment”), which was filed with the Securities and Exchange Commission (the “Commission”) on December 16, 2020.

The Company is requesting the consent of the Commission to the withdrawal of the Amendment as it was filed under the incorrect file number due to an administrative error. The Company intends to refile the Amendment as an amendment on Form 1-A/A to the Offering Statement on Form 1-A (File No. 024-11301), which was originally filed with the Commission on August 26, 2020. The Company hereby represents to the Commission that no securities have been sold under the Amendment.

Please forward copies of the order consenting to the withdrawal of the Amendment to the undersigned via email at yuliya@mycnote.com.

If you have any questions regarding this application for withdrawal, please do not hesitate to call Christina Roupas, the Company’s counsel, at (312) 558-3722.

Very truly yours,

CNote Group, Inc.

By:	/s/ Yuliya Tarasava
Name: Yuliya Tarasava
Title: Chief Operating Officer